CODE OF ETHICS

The Code of Ethics elaborates on the guiding principles found in the Code of Conduct.  Specifically, the Code of Ethics details the Firm’s policies and procedures regarding issues such as:

•	Personal Trading

•	Restricted and Exempt Securities

•	Beneficial Ownership

•	Pre-Clearance Procedures

•	Insider Trading

•	Serving as an Officer, Trustee or Director of Outside Organizations

•	Political Contributions

•	Gifts and Entertainment Guidelines

•	Client Complaints

The Code of Ethics is predicated on the principle that the Firm owes a fiduciary duty to its investors.  Accordingly, Employees must avoid activities, interests and relationships that run contrary (or appear to run contrary) to the best interests of investors.  At all times, Employees must:

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Place investor interests ahead of the Firm – As a fiduciary, the Firm must serve in its investors’ best interests. In other words, Employees may not improperly benefit at the expense of investors. This concept is particularly relevant when Employees are making personal investments in securities traded by investors which are restricted by the Firm.

•	Engage in personal investing that is in full compliance with the Firm’s Code of Ethics – Employees must review and abide by the Firm’s personal securities transaction and insider trading policies.

Compliance with Applicable Securities Laws

ALL EMPLOYEES MUST COMPLY WITH APPLICABLE PROVISIONS OF FEDERAL SECURITIES LAWS, AND ARE REQUIRED TO PROMPTLY REPORT ANY VIOLATIONS OF THE CODE OF ETHICS TO THE CCO.

Ranger Personal Securities Transaction Policy

Employees are prohibited from front running client accounts and/or acting upon inside information. Under no circumstance may an Employee, or family member living in the Employee’s household, benefit at the expense of investors or the Firm. Except as provided below for certain types of securities, Employees and family members living in their household are prohibited from making direct purchases or short sales of individual company equity securities which would result in direct or indirect beneficial ownership.  Employees and family members may be permitted to sell securities they currently hold or may hold in the future (whether as the result of gift, bequest, other similar transfer, or acquired prior to employment), subject to approval by the CCO as outlined by the Pre-Clearance Procedures set forth below.  Upon approval from the President, the CCO may exempt certain transactions.

Permissible Investment Options

Exempt Securities

Investments in Treasury securities, certificates of deposit, commercial paper and other similar money market instruments, and shares of open-end mutual fund companies (with the exception of certain investment companies to which the Firm serves as a sub-adviser) are not subject to pre-clearance and reporting policies and procedures.

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ETFs and Closed-End Mutual Funds

In addition to the exempt securities mentioned above, Employees may trade ETFs and Closed-End Mutual Funds.  Though pre-approval from the CCO is unnecessary, Employees are required to have the brokerage firm through which the transactions occur send duplicate trade confirmations to the CCO.  In addition to duplicate trade confirmation requirements, Employees must also report ETFs and Closed-end mutual funds on the Annual Holdings Report, or  submit year-end duplicate account statements to the CCO no later than  January 15th of each year.

Ranger Related Investment Products

The Firm encourages Employees to invest in Ranger managed or affiliated publicly traded and private pooled investment vehicles as long as Employees do not improperly benefit or appear to benefit at the expense of investors.

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Ranger Private Pooled Investment Vehicles – Employees must fill out the applicable subscription documents and meet certain net worth and investment related sophistication hurdles in order to invest in a Ranger Private Pooled Investment Vehicle.  Pre-clearance and reporting are not necessary.

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Ranger Mutual Funds – The Firm discourages frequent purchases and redemptions of Ranger Mutual Fund shares.  For this and other reasons, Employees are required to hold their investment in a Ranger Mutual Fund for a minimum of 30 days.  The CCO and transfer agent monitor Ranger Mutual Fund contributions and redemptions for unusual trading activity.  Pre-clearance from the CCO and reporting on the annual holdings report are not necessary.

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Ranger ETFs – The purchase and/or sale of a Ranger ETF requires pre-clearance from the CCO or his designee.  Employees are required to instruct their broker-dealer to send duplicate trade confirmations to the CCO.  In addition, ownership of a Ranger ETF is required to be reported on the annual holdings report.

Private Placements

Employees wishing to acquire or redeem beneficial ownership of securities in a private placement must receive written approval from the CCO or his designee by completing the appropriate section of the Personal Trading Pre-Clearance Form.  In determining whether to grant approval, the CCO will evaluate each request on a case-by-case basis to determine whether or not the Employee’s acquisition of the private placement includes special terms, conditions or treatment resulting from the Employee’s position with the Firm or presents other conflicts to clients or the Firm.

Restricted or Prohibited Investment Options

Securities and Instruments that are not Securities

The Firm will regard the following as prohibited securities for purposes of complying with Ranger’s personal trading policy: any note, stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

While not considered securities by definition, commodities, futures and options traded on a commodities exchange, including currency futures are prohibited investments with respect to the Firm’s personal trading policy.

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Initial Public Offerings

Employees and immediate family members are prohibited from acquiring beneficial ownership of securities in an initial public offering.

Securities or Investments Not Included Herein

An investment in any security not included herein requires pre-clearance from the CCO in accordance with the Pre-Clearance Procedures below.

Personal Trading Summary Chart

	Pre-Clearance Required	Duplicate Trade Confirms Required	Must include on Initial and Annual Holdings Reports
Individual Equity Securities * Sale only, acquisition prohibited	✓	✓	✓
Exempt Securities
ETFs & Closed End Mutual Funds		✓	✓
Ranger Related
Private Commingled Funds
Mutual Funds
ETFs	✓	✓	✓
Private Placements	✓		✓
All Other Securities or Investments	✓	✓	✓

*Also applies to family members living in your household.

Beneficial Ownership

Employees and immediate family members living in their household are considered to have beneficial ownership of securities if they have or share a direct or indirect pecuniary interest in the securities. Employees have a pecuniary interest in securities if they have the ability to directly or indirectly profit from a securities transaction.

The following are examples of indirect pecuniary interests in securities:

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Securities held by members of Employees’ immediate family sharing the same household.  Immediate family means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law. Adoptive relationships are included;

•	Employees’ interests as a general partner in securities held by a general or limited partnership; and,

•	Employees’ interests as a manager/member in the securities held by a limited liability company.

Employees do not have an indirect pecuniary interest in securities held by entities in which they hold an equity interest unless they are a controlling equity holder or they share investment control over the securities held by the entity.

The following circumstances constitute beneficial ownership by Employees of securities held by a trust:

•	Ownership of securities as a trustee where either the Employee or members of the Employees’ immediate family have a vested interest in the principal or income of the trust;

•	Ownership of a vested beneficial interest in a trust; and,

•	An Employee’s status as a settler of a trust, unless the consent of all of the beneficiaries is required in order for the Employee to revoke the trust.

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Questions with respect to beneficial ownership should be directed to the CCO.

Pre-Clearance Procedures

Employees must receive written pre-clearance for all personal securities transactions in which they have direct or indirect beneficial ownership before executing such transactions with the exception of Exempt Securities defined above, ETFs and Closed-End Mutual Funds.

Prior to the sale of reportable securities or purchase of a private placement, the Employee will complete the Firm’s Personal Trading Pre-Clearance Form and submit it to the CCO for review and approval.  Once pre-clearance is granted by the CCO, the Employee has the remainder of the day to execute the transaction, or for a time period specified by the CCO.  The COO/CFO will review and pre-clear the CCO’s trade requests. Unless otherwise noted, pre-clearance is not required for the exempted transactions noted herein.  The Firm will maintain the pre-clearance forms in conjunction with the record-keeping rule.  The CCO will maintain a “Watch List” of restricted securities, if any, which is updated as necessary.

Reporting

Trade Duplicates from Broker-dealers

Employees may only personally trade securities through a registered broker-dealer or through a company sponsored DRIP. Each Employee must require its broker-dealer(s) to send duplicate trade confirmations for all reportable securities to the CCO.  Otherwise, the Employee will be required to submit a quarterly transaction report or account statement detailing all securities activities. Please see a member of the Compliance Team for a sample letter to be sent to all of your brokers regarding the Firm’s reporting requirements. Employee trades that do not occur through a broker/dealer (i.e., purchase of a private investment fund), will report such transactions separately.

Initial and Annual Holdings Reports

New Employees are required to submit all of their personal reportable securities holdings using the Initial Holdings Report or by having the Employee’s broker-dealers send account statements no later than 10 days after the commencement of their employment.  The Initial Holdings Report must be current as of a date no more than 45 days prior to the date the person becomes an Employee.

Existing Employees are required to provide the Firm with a complete list of reportable securities holdings (Annual Holdings Report or account statements) on an annual basis, on or before January 15th of each year.  The report will be current as of a date no more than 45 days prior to the final date the report is due to be submitted.

Each holdings report or account statement must contain, at a minimum:  (a) the title and type of security, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which the Employee has any direct or indirect beneficial ownership; (b) the name of any broker, dealer or bank with whom the Employee maintains an account in which any securities are held for the person's direct or indirect benefit; and (c) the date the Employee submits the report.

All Employees must sign the Initial or Annual Holdings Report even if they (i) do not have any reportable securities.  The Firm will maintain these records in accordance with the record-keeping rule.

Trading and Review

The Firm strictly forbids “front-running” investor accounts, which is a practice generally understood to be an Employee’s personal trades are placed ahead of investor accounts.  The CCO will closely monitor Employees’ investment patterns to detect these abuses.  The COO/CFO will monitor the CCO’s personal securities transactions for compliance with the Personal Securities Transaction Policy.

If the Firm discovers that an Employee is personally trading contrary to the policies set forth above, the Employee will meet with the CCO to review the facts surrounding the transactions. This meeting will help the Firm determine an appropriate course of action.

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Remedial Actions

The Firm takes the potential for conflicts of interest caused by personal investing very seriously.  As such, the Firm has implemented remedial actions that are designed to discourage its Employees from violating the personal securities transaction policy.  Employees should be aware that the Firm reserves the right to impose varied sanctions on policy violators including possible termination of employment depending on the severity of the policy violation.

Responsibility

The CCO will be responsible for administering the personal securities transaction policy.  All questions regarding the policy should be directed to the CCO.

Insider Trading Policy

Section 204A of the Advisers Act requires every investment adviser to establish, maintain, and enforce written policies and procedures, taking into consideration the nature of such investment adviser's business, reasonably designed to prevent the misuse of material, nonpublic information by such investment adviser or any person associated with such investment adviser.  In accordance with Section 204A, the Firm has instituted procedures to reasonably prevent the misuse of nonpublic information.

Insider trading is generally considered to be trading either personally or on behalf of others on the basis of advanced knowledge of material non-public information or communicating material non-public information to others in violation of the law.  The Firm prohibits the following activities:

•	Trading by an insider while in possession of material non-public information about such applicable security; or

•	Trading by a non-insider while in possession of material non-public information, where the information was disclosed to the non-insider in violation of an insider’s duty to keep it confidential; or,

•	Communicating material non-public information to others in breach of a fiduciary duty.

Any questions regarding the Firm’s Insider Trading Policy should be directed to the CCO.

Whom Does the Policy Cover?

This policy covers all Employees as well as any transactions in any securities participated in by family members, trusts or corporations directly or indirectly controlled by such persons. In addition, the policy applies to transactions engaged in by corporations in which the Employee is an officer, director or 10% or greater stockholder and a partnership of which the Employee is a partner unless the covered person has no direct or indirect control over the partnership.

What Information is Material?

Individuals may not be held liable for trading on inside information unless the information is material. “Material information” is generally defined as information for which there is a substantial likelihood that an investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities. Advance knowledge of the following types of information is generally regarded as material:

•	Dividend or earnings announcements

•	Write-downs or write-offs of assets

•	Additions to reserves for bad debts or contingent liabilities

•	Expansion or curtailment of company or major division operations

•	New product/service announcements

•	Discovery or research developments

•	Criminal, civil and government investigations and indictments

•	Pending labor disputes

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•	Debt service or liquidity problems

•	Merger, joint venture announcements

•	Tender offers, stock repurchase plans, etc.

•	Bankruptcy or insolvency problems

•	Recapitalization

Information provided by a company could be material because of its expected effect on a particular class of a company’s securities, all of the company’s securities, the securities of another company, or the securities of several companies. The misuse of material non-public information applies to all types of securities, including equity, debt, commercial paper, government securities and options.

Material information does not have to relate to a company’s business.  For example, material information about the contents of an upcoming newspaper column may affect the price of a security, and therefore be considered material.

What Information is Non-Public?

In order for issues concerning insider trading to arise, information must not only be material, but also non-public. “Non-public” information generally means information that has not been made available to the investing public.

Once material, non-public information has been effectively distributed to the investing public, it is no longer classified as material, non-public information. However, the distribution of non-public information must occur through commonly recognized channels for the classification to change. In addition, the information must not only be publicly disclosed, there must be adequate time for the public to receive and digest the information. Lastly, non-public information does not change to public information solely by selective dissemination.

Penalties for Trading on Insider Information

Severe penalties exist for firms and individuals that engage in the act of insider trading, including civil injunctions, treble damages, disgorgement of profits and jail sentences.  Further, fines for individuals and firms found guilty of insider trading are levied in amounts up to three times the profit gained or loss avoided, and up to the greater of $1,000,000 or three times the profit gained or loss avoided, respectively.

Procedures to Follow if an Employee Believes that he/she Possesses Material, Non-Public Information

If an Employee has questions as to whether they are in possession of material, non-public information, they must inform the CCO and COO/CFO as soon as possible.  From this point, the Employee, CCO and COO/CFO will conduct research to determine if the information is likely to be considered important to investors in making investment decisions, and whether the information has been publicly disseminated.

Given the severe penalties imposed on individuals and firms engaging in insider trading, Employees:

•	Will not trade the securities of any company in which they are deemed insiders who may possess material, non-public information about the company.

•	Will not engage in securities transactions of any company, except in accordance with the Firm’s personal securities transaction policy and securities laws.

•	Will submit personal security trading reports in accordance with the personal securities transaction policy.

•	Will not discuss any potentially material, non-public information with colleagues, except as specifically required by their position.

•	Will not proceed with any research, trading, etc. until the CCO informs the Employee of the appropriate course of action.

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Serving as Officers, Trustees and/or Directors of Outside Organizations

Under certain circumstances, Employees may be granted permission to serve as directors, trustees or officers of outside organizations such as, public or private corporations, partnerships, charitable foundations and other not-for-profit institutions only after receiving pre-clearance from the CCO.  Employees may also receive compensation for such activities.  Pre-clearance will be granted on a case by case basis, subject to proper resolution of potential conflicts of interest.

At certain times, the Firm may determine that it is in its investors’ best interests for an Employee(s) to serve as officers or on the board of directors of outside organizations.  Serving as an officer or director with organizations outside of the Firm can, however, raise serious regulatory issues and concerns, including conflicts of interests and access to material non-public information.

An Employee may come into possession of material non-public information about an outside company, or other public companies.  It is critical that a proper information barrier be in place between the Firm and the outside organization, and that the Employee does not communicate such information to other Employees in violation of the information barrier.

Similarly, the Firm may have a business relationship with the outside organization or may seek a relationship in the future.  In those circumstances, the Employee must not be involved in the decision to retain or hire the Firm.

Political Contributions

SEC Rule 206(4)-5 (the “Rule”) prohibits an investment adviser from receiving compensation for providing investment advisory services to a government client within two years of any contribution made by the investment adviser or a “Covered Associate” to an elected official in a position to direct or influence the investment activities of the government client. The rule generally applies to contributions at the state or local level.

For purposes of the Firm’s political contribution policy (the “Policy”) described below, “Covered Associates” for the Firm include(s) all members of the Investment Team, Traders, Management team members and family members living in a Covered Associate’s immediate household.  The rule is very context specific.  For example, a contribution from a Covered Associate’s spouse would likely be considered a violation of the rule. In addition, the definition of “an elected official in a position to direct or influence investment activities” may be broadly interpreted depending upon the circumstances.

De Minimis Contributions Provisions

The Rule includes a de minimis provision that permits Covered Associates and family members to make political contributions of:

▪	up to $350 per election per candidate if the contributor is entitled to vote for the candidate, and

▪	up to $150 per election per candidate if the contributor is not entitled to vote for the candidate.

6-Month to 2-Year Penalty and Look Back

An inappropriate contribution would severely penalize both the Firm and the Covered Associate that made the contribution.  For example, say a Covered Associate that also solicits for the firm makes an inappropriate political contribution to a California elected official with influence over a state plan.  Upon discovery of the contribution, the Firm would have to promptly send back any state money it manages for California government entities along with all compensation it has received as of the date of the inappropriate political contribution.  The Firm and the Covered Associate would not be able to manage money for California government entities for up to two years.  In addition, should the Covered Associate leave the Firm, the sanction would follow him or her to future employers until the two year period expires.  The look back period is 6 months for a Covered Associate that does not solicit clients for the Firm.

Political Contribution Policy

The Firm and its general partner are prohibited from making political contributions.   In addition, the Firm, its general partner and the Covered Associates are prohibited from soliciting or coordinating campaign contributions from others on behalf of an elected official or soliciting or coordinating payment to political parties.

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Covered Associates – Contributions in excess of the De Minimis Exception

Covered Associates are prohibited from making political contributions in excess of the de minimis exception, without receiving written pre-clearance from the CCO or his designee prior to the intended contribution date.  In order to receive prior written pre-clearance from the CCO, Covered Associates must complete the Political Contribution Pre-Clearance Form.

Covered Associates – Contributions and the De Minimis Exception

Covered Associates may make political contributions in accordance with the Rule’s de minimis exceptions provided that they have provided the Compliance Team with a signed Political Contribution Disclosure Form when making said political contribution.

Covered Associates – Donated Time

There is no limit on a Covered Associate’s donated time as long as the Firm does not solicit such person’s efforts or provide the use of its resources.

Record Keeping Requirements

The Firm will maintain records for all political contributions made by Covered Associates or their immediate family members on or after March 14, 2011.  Information the Firm will need to know about each political contribution includes:

•	The contributor,

•	The candidate’s name,

•	The office the candidate is seeking,

•	The state or jurisdiction,

•	The dollar amount and proposed or actual date of the contribution, and

•	Any further knowledge that may provide insight into a potential conflict of interest for the Firm.

•	Signature of the contributor and the CCO or his designee.

In the CCO’s absence, Employees may receive pre-clearance from the President, COO/CFO or the General Counsel.

Gifts and Entertainment

Gifts:  Employees are prohibited from accepting investment opportunities or other gratuities from individuals seeking to conduct business with the Firm or on behalf of an investor.  Generally, the only gifts the Firm receives include items of de minimis value such as popcorn and fruit baskets during the holiday season.  However, Employees may accept gifts from a single giver in an aggregate amount of $100 or less on an annual basis.  An Employee whom is the recipient of a gift from a service provider (or frequent gifts from the same giver) with an estimated cumulative value in excess of $100 must complete a Gift Acknowledgement Report and submit it to the CCO.  The CCO will evaluate each gift-related incident warranting a report on a case-by-case basis.  In the event that the CCO determines that a gift from a service provider is inappropriate for acceptance by the intended recipient, such gift may (at the discretion of management) be returned to the sender or donated by the Firm to a charitable organization.

Entertainment:   When considering an entertainment offer sponsored by a current or prospective service provider, Employees must consider the actual and/or perceived conflict of interest that participation in the event poses to the Firm and its clients.  Generally, Employees may attend local business meals, sporting activities and other entertainment events at the expense of a giver, as long as the expense is reasonable and both the sponsor(s) and the Employee(s) are present.    Any event or activity in which an Employee should reasonably believe to be excessive requires pre-clearance by the CCO.  The nature, cost and extent of the entertainment must be reasonable in context to its stated purpose and reasonably judged to lack actual or perceived conflict of interest.

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The Firm takes the potential for conflict of interest presented by an Employee’s participation in extravagant or frequent entertainment events seriously and expects each Employee to use his or her best judgment and integrity if presented with such offers.

Client Complaints

The Firm requires Employees to promptly notify the CCO upon receipt of any written client complaint.  Once notified, the CCO will evaluate each client complaint on a case-by-case basis to determine how best to address the issues which prompted the grievance.  The CCO will document the compliant, due diligence conducted and any potential resolution.

Responsibility

The CCO is responsible for administering all aspects of the Firm’s Code of Ethics.  Employees are required to comply with the Firm’s Code of Ethics and must promptly report any violations to the CCO.   All questions regarding the policy should be directed to the CCO.

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